EXHIBIT 99.8

INFOSYS TECHNOLOGIES LIMITED

CNBC – BOARDROOM

APRIL 14, 2005

CORPORATE PARTICIPANTS

Nandan Nilekani

Infosys Technologies - President and CEO

Kris Gopalakrishnan

Infosys Technologies - COO

Mohandas Pai

Infosys Technologies - CFO

Basab Pradhan

Infosys Technologies - SVP

S.D. Shibulal

Infosys Technologies - Director

Akshaya Bhargava

Progeon – CEO and MD

T.P. Prasad

Infosys Technologies

Udayan

Welcome back. You are watching the Infosys Boardroom now. Over the last one and a half hours we have heard speculations, then informed you about the numbers, then analyzed them to the best of our ability, and I think all of that is in the realm of speculation, only the guys who have given you the guidance know best what lies ahead for FY06. So, we have got a packed house here for you like every year, and it is Nandan Nilekani, Mohandas Pai, S. Gopalakrishnan, and Basab Pradhan; full house, all members of the Infosys top management who will tell us why they have given Rs. 84 – 85 as the guidance for FY06. Good to see you all of you again, good morning.

First thing Nandan, why are the results on a holiday? Because the market has been speculating on whether you wanted to shield the market from a certain bit of news, any clues to that?

Nandan

No, not at all. You see we set our calendars for the long term, and you know we announce the date of all our results, you know, last April, and at that time we did not have holiday on this day, so we went ahead with this date. Believe me, we have no other purpose, and we don’t change these dates, we do them a year back.

Udayan

Sheer coincidence?

Nandan

Sheer coincidence.

Udayan

Okay.

Nandan

May be it has given more time to see our results.

Udayan

Absolutely, that does not mean             .

Your guidance, I think a lot of people have interpreted that as being quite conservative, because there were expectations it could be 30% plus, Rs. 90 odd per share. Have you been deliberately more conservative this time?

Nandan

No, I think as you look at our guidance you will see that our guidance for the first quarter is flat, and we do believe that customers are occupied with some of the compliance issues, in some of our customers there have been some organizational changes. So we expect the first quarter to be flat. So given that I think we are quite comfortable. I think 28-30% for the year, crossing $2 billion, I think that is a reasonable guidance.

Udayan

Markets of course spoilt by your performance this year, you said 20% when you began last year and you delivered 52%, that is a too big a gap on your bit, it tells the markets that you are overly conservative when you give out these guidance.

Nandan

No, I think we should take each year as it comes. Last year was I think a great year and we did close to 50% in dollar terms even though we said about 30% in dollar terms. But sitting here on April 14, 2005, we do believe that 28-30% in dollar term is a guidance that we are comfortable with.

Udayan

Mohan, good morning. The market also has been speculating on whether this Rs. 85 guidance factors in or bills in a lot of damage done by Fringe Benefit Tax. Have you considered that, what is the impact, and has it been one reason why your guidance is conservative?

Mohandas Pai

No, we have not considered Fringe Benefit Tax for the primary reason that the Finance Minister has gone on record to say that legitimate business expense will not be taxed, and we do not give any fringe benefits apart from superannuation, and we have gone through the law, we had sitting with the finance ministry, we have gone through law, there is only one item which could come within that ambit of 11 items that have been given, i.e. foreign tours and travel. Now we travel abroad, but we are in a very peculiar situation because we have permanent establishments outside, and all that travel that we do is linked to the permanent establishment outside, and we don’t think the Fringe Benefit Tax will impact that. We are in discussion with the government. We are encouraged with what the Finance Minister has said; and barring that one item the rest of the items are not issues at all. So, we are at this point of time not factoring in this issue. We will see what happens as time goes by.

Udayan

Even if it stays in its current shape it should not hurt your earnings any bit?

Mohandas Pai

It will not hurt our earnings except foreign tour and travel. Foreign tour and travel is 4%, and if you take 4% and if you apply the math that you see normally, even that is not going to be very much.

Udayan

Kris, volume growth for this quarter has been about 6 odd percent, is that right?

Kris

Yes.

Udayan

That being a little lower than the kind of run rate double digit growth that you have been seeing and Nandan saying that next quarter could also be flat itself. Any let down in the momentum of the volumes growth, because I have seen the good part of the story in the last four quarters?

Kris

As Nandan already said, we see a temporary slow down because of preoccupation with compliance, there have been some organizational changes, so we saw that in Q4, some of that is in Q1 also.

Udayan

What kind of compliance were you referring to?

Kris

The Sarbanes-Oxley compliance latest issue, especially in the financial services industry. So that is what we have factored in.

Udayan

We were reading a JP Morgan report, Basab, because it came in a couple of days back, and that talked about that there could be some slow down or in the ramp up of your top 20 clients. Have you seen anything like that at all on the ground?

Basab

Well Udayan, first of all the top 20 account is not a constant set of account, right? So there are new accounts that get in they replace existing account and they enter in. So it is a constantly changing set of accounts. So, you can’t really apply any trend to what is qualitative assessment or what is happening, because that list itself keeps changing. But, you know, beyond that we have had certain issues related to some of our largest clients in the top 20 financial services account, we are going to see some compliance related slow down. There has been other, you know, some of them some of the largest ones have actually preoccupied with some organizational issues, so there are some short term issues which are impacting Q1, our guidance for Q1. Over the year we are more confident about it. There are some things that we need to do to how we run our large account, we want to bring an integrated suite of services, the best that Infosys has to offer in an integrated manner, and we want to improve our relationship management, especially at the CXO level. So, I think some of these things are short term in nature, but long term also I think we have got our act together in what we need to do.

Udayan

How many of these are temporary issues, these compliance issues, and beyond Q1 you will have better volumes?

Nandan

Oh absolutely. I think we have thought about it very closely, because we also have a lot of other customers, which are either new customers or customers that are sort of growing, and we do see a lot of growth coming from that in the coming quarters. Which is why I think with lot of thought we have finally settled on the fact that we will do 28-30% in dollar term, which is about $2.038-2.07 billion, Which I think is something that all of us are comfortable with and we are comfortable that it will happen.

Udayan

So Kris in that sense you will probably see better growth even sequential growth in second half?

Kris

Yes Q2 to Q4.

Udayan

Starting in Q2 or back ended in Q3 and Q4?

Kris

Well starting in Q2 over the remaining quarter.

Udayan

Mohan, what have you factored in, in terms of rupee dollar? Any outlook for 2006?

Mohandas Pai

We have factored in a rupee dollar rate of 43.62. We have $353 million worth of forward position as of now with a marked to market. We think that at this point of time from where we are the rupee dollar will be in a very narrow range going forward. So obviously we have a hedging policy beside to minimize any likely impact as we go forward, but for now it is 43.62.

Udayan

Have you been surprised that the sudden pull back in the dollar, has it changed any of the equations for you?

Mohandas Pai

Well, what we have seen is that the Euro has depreciated against the dollar, what was 1.34 has now become 1.27, and as the Euro zone gets growth and importance in our revenue stream that could have an impact too. At the same time the dollar rupee rate has been almost constant, we are moving in a narrow range. So there you have some issues, because cross currency movements cannot be hedged effectively in India right now, they are all linked to the dollar, so we need to come out with a new mechanism to make sure that we have much more robust hedging policy for the Euro.

Udayan

Have you decided your date for Sponsored ADR Offering?

Nandan

We have to discuss that with our bankers and decide appropriately.

Udayan

On a working market day.

Okay, we will take a break on that note and when we come back the four gentlemen stay on with us. Many issues to talk about, you have heard from the management they are projecting that there could be a little bit of a temporary hitch because of the compliance issues out there for the large clients. We will dwell a little bit more on that when we come back after the break.

Welcome back, we are still with the Infosys top management and Nandan, Mohan, Basab, and Kris have been telling us about this year and what lies ahead in FY06. Nandan volume versus pricing, how do you see the story in FY06?

Nandan

See pricing has been stable. So, we expect to see pricing stable. Bulk of that 28-30% growth will essentially be volume. There may be a small pricing. But by and large, pricing has been stable from the last several quarters.

Udayan

Kris, no change in pricing over the next four quarters, is that your expectation?

Kris

Currently, in fact we have not factored in any pricing increase, we are expecting flat pricing, and we will see as we go along.

Udayan

Why is it, why is pricing so particularly, I mean you are seeing good volume growth, but for the last 8 quarters no meaningful change in prices at all?

Kris

See if you look at the factors which effect pricing, it is competition, it is growth by our competitors themselves, you know i.e. creating capacity, then inflation in the market, look at salary increases in the market we operate, you know, it is a complex thing, and there is also transparency within the whole process where you know              are there, the leads are much larger. So even if there is a pricing increase it is offset by volume growth. So, we are really looking at revenue productivity per employee, which has all factors.

Udayan

Mohan, you want to comment? You were smiling when Kris was talking. Any particular aspect?

Mohandas Pai

Well, you know one of the message that we see is what is the increase in prices for new clients, for the people who are coming, we have already said they are coming in at a higher price point within an average of about 4%. But when you look at the entire mix, we have nearly $1.6 billion, and new clients take a lot of time to impact, and then over the last several years we have got clients who have come in at different varying rates, some came in good conditions, some came in when the market was quiet. It all depends as to which basket of client grows at what pace? And it is a very complex thing to factor in. So when you give guidance, we are comfortable in saying we are flat. If you go back a couple of years, we factored in a 1% decline per quarter. Now we are saying it is flat. That is a very positive sign. And I think going forward we will be able to if there are any benefits, we will certainly see it in the model, but we don’t factor that in the model till we actually get it, because you don’t know how much it is going to be, if at all.

Udayan

Basab, any of the current slow down in the quarter in volumes, or what you are expecting in Q1 is related to any pricing pressure there? Some of the large clients have become overly sensitive to prices and that is the reason why they are not ramping up or are these purely because of the factors Kris and Nandan spoke about?

Basab

No, nothing in the market or in the business we see related to pricing or any slow down related to pricing. Like everyone said, the impact of that pricing field is the portfolio effect of many accounts, we are signing on new accounts at 4-5% higher than our average rate. But it will take a while before those new accounts become an appreciable share of our revenue, and therefore impact the pricing. So, this slow down really if you can call it that, is really a temporary phenomenon related to what is happening in a few accounts. So I wouldn’t go anywhere near the market on looking for call.

Udayan

Is there any move to outsource work to multiple vendors, because what we are talking about over the last four quarters is the larger player getting more and more of the bulk. There has been some talk that some of the largest clients now prefer to spread their work between a few vendors and therefore some of the larger clients might not be seeing great ramp up. Is there any truth to that?

Basab

That has always has been true, I mean when you are dealing with a Fortune 1000 client who has may be a billion dollars in IT spend, their natural tendency is to create competition for that billion dollars of IT spend. So it is nothing new, it is not something that we haven’t dealt with in the past. We know how to compete in the market, we also know how to compete within an account. We are very confident of our abilities to hold our own within accounts where there are multiple vendors. There is nothing new and that is certainly not something which is causing the Q1 thing that you are saying.

Udayan

Nandan, would FY06 be a year when any of your new initiatives will start making the serious contribution to your top line and bottom line? I mean you have spoken about Consulting, Progeon, China, do you think they will reach the time they might begin to matter on the margin?

Nandan

They will begin to matter, but then the company also has grown, I mean we will have Akshaya later, but he is looking at some real good growth, over $80 million for next year. So that is good, but $80 million on $2 billion is going to be very small. We do think that the Australia thing will also show some growth. We believe that Consulting will start delivering the value, but again because if consulting does 20-30 million, that is great, but it is still a small fraction of that. But I think that our new services will show growth. Shibu will talk about that, how we have grown in testing and IMS and you know SI and all that.

So I think all these things with growth of 28-30% you are seeing next year is really the culmination of all these various initiatives that we have been trying to do over the last several years.

Udayan

What is the risk to your guidance as you look forward to FY06, I mean you set out the numbers, what was the one thing which put your earning potentially at the biggest risk, the biggest challenge in FY-06?

Nandan

I think as Basab said, I think the medium and long term market situation is benign, there is really nothing that we need to worry about. I think the issue is going to be how well we combine the growth across all our accounts, because it surely make customers              growth happening across the board, different customers, different parts of the world, so it all totals up to that 28-30%. I mean it is really a              challenge, we have to get down to each customer and do that, and we are very comfortable that we have the engine and machinery to do that.

Udayan

FY05 there are many thing have been there almost an explosive year, I mean if you look at the kinds of volume growths you have delivered, do you think FY06 is that kind of a year or are you feeling a little less certain about the kind of momentum isn’t delivered?

Nandan

No, just look at the numbers, we grew FY05 in dollar term at 49.6%, we are giving you guidance for FY-06 of 28-30%, obviously there is a difference?

Udayan

But that partly is explained by the larger base, because your base has gone up quite substantially.

Nandan

Sure.

Udayan

What about the business momentum?

Nandan

No I think the story is completely there, I think the story, the secular trend, the offshoring, the brand building, the visibility with the customers, all that is very much on target.

Udayan

What is the margin pressure looking like, Mohan? It has actually gone up this quarter more than 50 basis points, you will hold this around 30-33%?

Mohandas Pai

Well if you look at the cost that could impact the margin, we potentially have one is employee cost, and employee cost will be around 14-15% offshore and about 3% average for onsite, and employee cost is effective from 1st of April. So from 1st of April and we will be doing it may be in the month of May and announcing it, but this is what we have factored in and that would naturally have an impact on the margin, on the revenue by 2% and margin by 2%, and we are trying to offset that by reducing the percent of the SG&A to the total revenue by 1% and capping some discretionary expenditure. Remember we are factoring a very flat pricing scenario, no pricing growth, it is going to be volume led growth. The rupee is expected to be fairly stable, which is what we see at this point of time. So I think the margins have a great capacity to be held. And if you look at the consolidated figures, Progeon is earning margins around 25%, which is just slightly below what Infosys does. Infosys Consulting is making a loss. Infosys China is making a loss because scaling up there is in investment stage. Australia is breaking even or slightly above that. So on an overall basis, the parent company in terms of percentage has to make up for the investment in subsidiary. So Progeon has come to a size when it is about 4% of revenues this year, whereas the Consulting, China, and Infosys Australia within them could be something like $80 million to $100 million, but on that $80 million to $100 million you will not have any margins. So you have got to earn 25% on that to come to a 25% margin for the consolidated group. So on a standalone basis, the margins are fine for Infosys, on a consolidated basis you see a slight decline because of these issues, what we are saying is something that we can address.

Udayan

Nandan, one last take from you on how you see the spending environment, how do you see it in FY06? When you talk to your big clients, are they feeling good about FY06 in terms of their IT budgets?

Nandan

Well, I think in general IT budgets have not been going up in the last 3 to 4 years, after the bubble. But as we have been saying we are actually benefiting from the shift in the expenditure. People are trying to get value for money, more for less, they are looking at how to use offshore better. So actually it is more a shift of spending towards us in an overall spending, which is why it is a good thing, because it is going towards services and towards offshore.

Udayan

Basab?

Basab

I think while IT spending in dollar terms tends to be flat, has tended to be flat, but in volume term, now offshore is such a big percentage of IT spend or getting to be a big percentage of IT spend, we feel that in volume terms IT spend is actually going up. They are doing more by spending more offshore and that also plays to our strength. This will make us successful as well.

Udayan

Okay time for a break. The Boardroom continues on the other side of the break with newer members of the Infosys top management. We will back in just a minute.

You are still watching the Infosys Boardroom. Nandan stepped out, but we still have Mohandas Pai, S. Gopalakrishnan, Basab Pradhan, and S. D. Shibulal, Head of Global Delivery, has joined just now to take forward the outlook for FY06. Shibu, good to see you and good morning.

Shibulal

Good morning.

Udayan

Nandan was just talking about how much of your growth going forward will be delivered by newer verticals and newer services. Just take us through that.

Shibulal

Actually in the last 5 years we have changed our revenue portfolio considerably. We today get may be 30-35% of our revenues from services which we introduced over the last 4-5 years. I will start with, for example, the Infrastructure Management Services we have. Now we are an organization which has one of the largest IT network in the world. It is routed through multiple locations. We have invested million of dollars in building Network Control Centers, one in Bangalore and one in Pune, what it allows us to do is to provide 7x24 service worldwide. For example, one of our large telecom customer they have consolidated their entire Asia-Pacific customer service operation in one of our center. We have started with about 55 seats, and it is expected to go to about 200 people. So Infrastructure Management Service alone today contributes 5% of our revenue. Then you have the Independent Validation Service, which is actually doing very well. The System Integration service is actually different because it is value based service rather than a volume based service. We are definitely getting much higher revenue productivity in the System Integration space like solutions like XP roll out, identity management and doing pretty well for us in the market. Then of course we have the Progeon story, next year we are projecting $80 million. So if you look at overall, our growth in the new service has been very very promising and very good.

Udayan

Basab just a word from you on this compliance related issue. Are you seeing ramp up being slowed from the existing clients or new business is also being affected by because of these compliance issues?

Basab

Actually what is happening is that the top management of these companies are distracted, and when they get distracted by a compliance related issue that is SOX or Patriot related stuff, they basically slow down decision making on other major IT decisions or any other decisions. So hopefully somewhere down the line, we will get the benefit of all these investment in compliance, because everything gets converted into process and technology, but right now large decisions will be getting put on hold.

Udayan

Kris, what has been the experience from the past, has it happened in the past, a. And when it happens, does it come back in a lumpy fashion because there is only in a sense deferred expenditure or do you think you actually take losses for the period at which the decisions are getting deferred.

Kris

Sometimes it could actually benefit us at a later stage, you know, if you look at what happened, you know, in Fiscal year 2000, what happens when the internet boom happened, so it is possible that this can actually have a positive impact on the future, we have to wait and see.

Udayan

Just one take from you on the net additions in employees, 1,500 odd in this quarter, has it been deliberately slow because of the slow down that you are going through for these two quarters.

Kris

See, we came out actually, you know, a very high number for the Q2 when all the college people join the company and things like that. So there is a seasonality to our recruitment. Going forward we are projecting a gross addition of 12,600. We have already got 6,000 offers made in engineering colleges for the next year. So we are actually looking to add significant number next year.

Udayan

Can you give us some numbers on the wage hike that you seen in this April, how much do you expect to see going forward, and how you can cushion the impact on margins?

Mohandas Pai

Well, this year, for example, fiscal 06, we see offshore salary going up between 14-15%, partly variable, partly fixed, and for onsite, we see it going up by about 3%.

Udayan

Most of it is already being taken in April.

Mohandas Pai

Well, April is announced, so it is factored into the first quarter guidance. It is factored into the first quarter guidance, factored in the yearly guidance. So as far as we are concerned, it is behind us. And this has been the trend for the last two years. The salaries have gone up between 15-17%, and this range is in the same range. We also made sure that the entry level we have increased the compensation because the last two to three years there has been not much increase in compensation. So overall, the compensation increases in India has been what we have seen. Even the BPO industry, there has been some stability in the kind of increases that we are seeing because the people have understood that there is no point going and grabbing somebody’s entry level and paying him highly because you have got to pay the bill later on. Now, expanding the pool of talent, getting people for the places, investing in training, doing all the things that services industry did, but this trend is acceptable.

Udayan

You don’t see any great spike in wage inflation at all in the next four quarters, which might pressure..?

Mohandas Pai

No, because remember two years ago we had the multinationals coming in. That changed the scenario because suddenly they went and wanted to increase capacity dramatically in a short period of time and they were going after good people. So we ramped up our compensation. If you look at some of the grades, the increase in compensation in fiscal 05 compared to fiscal 03 has been between 75 to 100%, and the large part of it has been variable, and the variable compensation plan which we have executed well over the last three years, is helping us tremendously. For instance, in fiscal 05, the total quantum of variable pay was 5% of revenues and people got almost entire kind of variable which we said was available to them based on performance. So the variability of compensation allows us to pay more because it is linked to revenues. It protects us in the event that revenues do not grow to same extent. It enhances the confidence we have in giving salary hike, and it works very well to incentivize people to get more and to earn more. It aligns everybody’s interest. So it is doing very well, and we are through the cycle. Most companies are not through the cycle, we are through the cycle and we have done well on that.

Udayan

Shibu, any other issues on delivery which could be slowing down growth over the next quarter

Shibulal

Actually, no, because if you look at the last year, we have added large number of people to our organization. We have delivered consistently to our customers. There has been no substantial increase in any critical customer complaints, in fact, it has gone down over the last four quarters. So we have been able to scale, and that is clearly visible in the growth which we are seeing, 49% revenue growth, which is great. And next year also I think we will be able to scale continuously and we don’t see any problem in scaling.

Udayan

Well we will take another break now. When we come back our quest for FY06 continues, we will ask for some greater clarity from Infosys top management on many other issues, and we will get into some specific areas like Progeon where we will get Akshaya Bhargava to tell us what the year is looking like. $80 million is what they reckon they will do in FY06. We will talk a bit about that. Infosys Consulting is something we will touch upon when we come back.

Welcome back, you are still watching the Infosys Board Room. We have got Mohandas Pai, S. Gopalakrishnan, S. D. Shibulal with us, and Akshay Bhargava, CEO of Progeon has also joined us now to take us through what the BPO outfit of Infosys could look like in FY06. They have given a guidance of 80 million dollars in revenues and at 24% operating margin on that revenue base.

Akshaya thanks for joining and what is FY06 looking like, lay out the roadmap for us.

Akshaya Bhargava

Essentially FY06 is going to be a continuation of our strategy that we have started literally three years ago. We continue our focus on strong end to end business with our customers. End to end for us means all the adjacent processes that support a particular product line. It means the combination of operations and technology. It means the combination of onsite and offsite. It means the mix of voice and non-voice, and these are things that have gone up pretty well so far, and we seek to keep doing it in the next quarter.

Udayan

You have also              most of the non-voice side, as part of design, is that likely to continue or in that guidance you are including a lot of voice revenue as well?

Akshaya Bhargava

We have not into lot of voice revenue. It is our view that the customer wallet in BPO has something around 30% voice, and we believe that is the right number for us to adopt in our numbers also. Currently, Progeon’s revenue is about 20% by voice and 80% non-voice. We have a very different profile from most other BPO companies in India.

Udayan

24% margin, is that a workable margin for the foreseeable future for you, going into one-two years from here on.

Akshaya Bhargava

Yes, we believe so. We are at a stage where we are beginning to acquire scale in certain areas. Our overhead is still not at a point where it is fully optimized but we believe a 24% margin is a good margin.

Udayan

What kind of additions to seat capacity do you envisage in FY06.

Akshaya Bhargava

We expect to add roughly 3000 employees net. We closed last year at 3966, just a shade short of 4000. So we will see a similar rate of growth.

Udayan

Mohan, what kind of capex are you looking at in FY06, 3000 seats, you have an expected capex number for this year.

Mohandas Pai

Yes, we said Rs. 831 crores across the group last year, and this year we said Rs. 950-1100 crores. 186 million dollar last year, this year 220-250 million dollars. So, Nandan, made the remark that we are confident about the future, it is shown in the kind of investment that we are making. We added 10,381 seats, we have 16000 seats in the construction, and we plan to add 20,000 seats in fiscal 06. So hopefully by fiscal 06, we will have more seats than we have people because right now we have about 36,750 people and about 33,500 odd seats. We need to have more seats because the growth has been so rapid last year that it has taken some time. You know, it is difficult to get land in this country. So unless you have a large campus with ready-made land, you cannot build, and building takes some regulatory, there are some regulatory concerns about building, so there are lot of issues and we are seeing a trend towards SEZ. For example, our Chennai campus has just got the SEZ approval from the Ministry of Finance. The Mahindra Park has got the SEZ approval. For Chandigarh park, they are going for an application with the commerce ministry. So I think the investment is going to be larger.

Udayan

Okay. Shibu, just to get back to you on financial services, both Nandan and Kris have been talking about the compliance related issues because of which financial services particularly might have taken a hit in this quarter, can you just take us through what exactly is happening in that space and could the problem be little bit more durable than you expect it to be?

Shibulal

Financial services is one of our strong areas. If you look at the quarter on quarter numbers, last quarter we have 35.2%, and this quarter it has come down to 33.8%. As Basab said, I think what is happening is that whenever organizations are going through these kinds of things like looking at compliance as a serious issue, there will be slow down of decision making and that is reflecting in some of the new projects which we are getting and getting started, and that is what we have factored into our guidance. We have seen that little bit in Q4 and we expect that to spill over to Q1, but I think overall the number of the year, the yearly guidance is important number where we are still given you a guidance of 28-30% on US GAAP, which we believe is a very very good number, and we factored in what we could see in that space overall over the year while giving you the guidance of 28-30%.

Udayan

Is it hurting you Akshaya, because I imagine that financial services space would be an important one for transaction processing which you             , has it slowed down things for you?

Akshaya Bhargava

BPO, it is a much more strategic decision for the company. The change that is involved in a customer organization is quite high. So once you start it, it is a difficult process to stop. So in our case, you know, we are not seeing the same phenomenon in BPO although we are at a much small number. If you look at our last year’s numbers, over 80% of the revenues came from customers we had the year before. So the whole, the trend that we are seeing in BPO is that, from the time the customer signs on, you know, he takes some time to build to a certain revenue and that peaks through the length of the project that is involved in transitioning BPO, end-to-end BPO work in general.

Udayan

Does size matter in the BPO business, the size that you are 40 million, going up to 80 million this year hopefully, do you cross the threshold level at some point where explosive growth kicks in?

Akshaya Bhargava

I think BPO is a business of zero shortcut. It is a very deliberate, very careful business, and that will remain. You may see a large deal coming that may cause lumpy revenues happen, but that is less likely in BPO than it is possibly in IT. But I think the scale is important. It is important to have size from the point of view of giving customers confidence, from the point of view you would be able to give career path to the people who work in BPO, so scale is quite important in BPO.

Udayan

Time for another break. When we come back, a last shot at the Infosys management for this quarter and we will talk about few other issues like Infosys Consulting              when we come back after the break.

Welcome back, last segment of the Infosys board room for this quarter, we have been discussing the annual guidance and a few things left to be touched upon, Infosys Consulting and its progress for sure. T. P. Prasad heads the manufacturing and hi-tech practice at Infosys, and he handles all those big clients, Microsoft, CISCO, and he will talk about what kind of outlook he has for FY06 and a little bit more of Progeon to talk about with Akshaya Bhargava. Thanks Prasad for joining in.

What do you see when you talk to the big manufacturing players?

Prasad

Well I think the last 18 months to 2 years, most of these companies have seen quite a bit on the cost cutting. Now we are seeing that customers really want to focus on revenue growth, better customer management, better supply chain visibility, etc. So all investments really go in to grow the business rather than cut costs. So all of that means good news for us that as we have verticalized, I think we have bought specific business solutions to the market place is at the right time for us because there are specific business problems that customers are trying to address, and we have the right time to address those problems with our go-to-market solutions in this space.

Udayan

In terms of IT budgets for FY 06, when you speak to the Microsoft’s of the world, do you think their purse strings will be loosened or they are still on a tight…

Prasad

Well I think the trend would not be significantly different from last year, but the way the money is going to be spend is going to be different. As I said, revenue growth, customer management, supply chain visibility are areas where they have to invest in to enhance competitiveness of their business. So that, there is shift in the way the money is being spent, instead of being spent on sustenance, it is being spent on growth.

Udayan

Is this space very sensitive to pricing?

Prasad

You know, the whole high-tech and manufacturing is price sensitive not just from an IT perspective but their own customers are, it is a price sensitive segment for them. So it is price sensitive, but at the same time there is value for the business change that you can provide them that will aid them in better customer management and supply chain visibility, so all of those are areas which if not price sensitive it is value sensitive. What is the value that we can provide is more important than the price. Obviously price has to be competitive, but you know, it is a different mix.

Udayan

Shibu just give us an update on Infosys Consulting, what do you see forward in FY06.

Shibulal

When we started Infosys Consulting about a year back, we had set some aggressive internal targets. We have met all the targets for the year, internal targets which we had setup. The number of people which we expect to close the year which was about 75, today we are about 80 plus, we have made that. We have built a true end-to-end story in this whole thing, that is consulting to implementation. It is not about consulting, it is about the end-to-end story. We have had the first, we had multiple wins, many of them against global majors like Accenture and IBM. We had a substantial win, 10 million dollars plus in the consulting end to end space, and we have had one of those this quarter. More than that we have been able to extract higher value in the end to end chain, that means when we have a consulting to implementation project or program which we are doing, we are able to extract higher value in the beginning and at the end, and that has been very very good. So the leading indicators have been very very positive for consulting.

Udayan

Like Akshaya gave us a number of 80 million dollars, you have a number in mind for this year for consulting?

Shibulal

We are not giving a separate guidance for consulting per se because as I said it is part of our embedded portfolio of services.

Udayan

Akshaya when people compare Progeon with other BPO outfits, they inevitably end up comparing the size, this is x size, this is Y, and this is Progeon, so it seems modeled on the size. Are you positioning yourself as slightly different from the existing large BPO outfits in India?

Akshaya Bhargava

We have always said that, you know, we are focussed in a very different kind of BPO business. I mentioned roughly 20% of our revenues come from voice related transaction. So 80% of $ 43 million roughly, which is what we did last year, we would be one of the largest, if not the largest transaction processing company third party BPO company in India. We are also doing things like, we have entered into knowledge services. We have our first customer which is a very large European bank for whom we do things like fixed income research and credit analysis. Just to give you an example on the credit analysis, this bank covers roughly 6,000 listed companies globally. For 1,800 of those the credit rating, or at least 90% of it is done from Progeon. So it is a very high end work and very different kind of work. So the moral of the story is that size alone does not say the full story.

Udayan

But will size come in these legs of the BPO chain, or is size necessarily going to be driven by voice do you think?

Akshaya Bhargava

No, I think size will come in, but this work is much harder. It takes much longer to win. It takes much longer to ramp up, and it takes much longer to see the revenue flow, but the good part is that exit barriers for the customer in this space are very high.

Udayan

Is that why you choose it, or is it essentially higher margin than voice, which is why you lean towards this side of the business.

Akshaya Bhargava

We believe we can add greater value there because you see when you do this you get end to end business, and when you do the end to end processing, you not only are able to provide huge benefits to customers in terms of productivity, quality and efficiency, but you are also able to take a look at the underlying technology and cross leverage the Infosys expertise into BPO because we believe again that is a very important direction going forward.

Udayan

Mohan, last words with you. You are saying Q2, Q3, Q4 will be back on track with the volume growth story. This hiccup, if I can call it that, is just temporary?

Mohandas Pai

Udayan, if you look at last year too, we had a lower growth rate in the guidance for the first quarter this year, and this year the guidance is lower than that, but I do think at this point of time that we have a very strong confidence in our guidance, and we are people who look at our guidance at the beginning of the year from many angles, do a lot of analysis, and try to make sure that the predictability of the guidance is very very strong. That is why you find us always talking about what we see at this point of time, and this point of time we have given this guidance, we have full confidence in this guidance, and we have done our homework to make sure that we can do this guidance. We are putting in the investments in place. We are investing about $ 220 million this year, it is a very strong testimony to the confidence we have in whatever we have said.

Udayan

Can you say anything about the timing of this sponsored ADS?

Mohandas Pai

Well, all I could say is that we are in discussion with our bankers, it is a matter that we have been discussing for quite some time, and as and when the board of the company decides, we should be able to go on the road but the secondary offering literally has some time limitation. For example, you need to give minimum 15 days to make the open offer for shareholders to tender their shares. Then we need to publish, you know, the document with SEC. So there is a procedural period that is required, but like as I said, we have not taken a decision at this point of time. We are in discussion with our investment bankers and in the board too we had a discussion today, so I think you know we will look at it.

Udayan

Will you start the process in this quarter you think when does it end up being done.

Mohandas Pai

Well we have to register the document. For example, we already have document filed with SEC. The document has to be refreshed for the last quarter’s results so that document becomes up-to-date. Document filing will carry on, and then after the board decides or the bankers tell us the good time to do and the board says yes, then you have to issue the letter of offer to the local shareholders. So refreshment of document and making it up to date is an ongoing exercise, it happened earlier and it will go on. The board has to take the decision, and I think we are looking at it.

Udayan

Thank you very much gentlemen, all the best for 2006. Thanks.

Mohandas Pai

Thank you.

Udayan

Well, that is Infosys for this quarter. We will be back next quarter as always and touch base with them on various aspects, and of course the next quarter will be an important one because we will touch base on whether the volume growth, which seems to have tapered off a bit, particularly in the financial services sector, is getting back on track. That will be three months from now. For today, we told you what the guidance is. You heard from the management. That is it from Bangalore. I will see you next quarter around.